Beverley A. Babcock Senior Vice-President Finance and Administration Tel: 587-476-5113

FOIA CONFIDENTIAL TREATMENT REQUEST

BY IMPERIAL OIL LIMITED

Via EDGAR and Purolator

October 25, 2016

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:

Confidential Treatment Request of Imperial Oil Limited in Connection with the Response to the September 8, 2016 SEC Comment Letter

Imperial Oil Limited

Form 10-K for the fiscal year ended December 31, 2015

Filed February 24, 2016

File No. 0-12014

Dear Mr. Skinner:

We refer to the comment letter, dated September 8, 2016 (the “September Comment Letter”), of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding our Annual Report on Form 10-K for the year ended December 31, 2015.

Enclosed please find a letter dated October 25, 2016 from Imperial Oil Limited to Mr. Brad Skinner, Senior Assistant Chief Accountant, Division of Corporation Finance, United States Securities and Exchange Commission (the “Imperial Response Letter”). The Imperial Response Letter responding to the September Comment Letter, contains confidential business and financial information and is being submitted to the Staff of the Commission on a confidential basis. The Imperial Response Letter identifies the specific information for which confidential treatment is being requested (the “Confidential Information”). This letter constitutes the request by Imperial Oil Limited for confidential treatment of the Confidential Information, which is identified in the Imperial Response Letter by being circled and labeled with the numbers IMO-001 through IMO-003.

Imperial Oil Limited  505 Quarry Park Boulevard, S.E. Calgary, AB  T2C 5N1

Mr. B. Skinner

U.S. Securities & Exchange Commission

October 25, 2016

Response to Form 10-K comment

In accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83(c)), we hereby request that the Confidential Information be afforded confidential treatment under the Freedom of Information Act (“FOIA”) and be exempt from mandatory disclosure under FOIA. In accordance with Rule 83, we further request that we be promptly notified of any request for disclosure of any of the Confidential Information made pursuant to FOIA or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Pursuant to Rule 83, a copy of this request (but not the enclosed letter) is also being delivered to the Freedom of Information Act Officer of the Commission.

Any questions or notifications with respect to this request for confidential treatment should be directed to Mr. Jim Burgess, Assistant Controller Imperial Oil Limited, 505 Quarry Park Boulevard S.E., Calgary, Alberta, Canada, T2C 5N1, phone: (587) 476-2582 (email: jim.burgess@exxonmobil.com) or me.

Yours truly,

/s/ Beverley A. Babcock
Beverley A. Babcock
Senior Vice-President, Finance and Administration

(Enclosure)

cc:	(without enclosure)
Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-5100

(with enclosure)
H. Roger Schwall
(Securities and Exchange Commission)

J.E. Burgess
(Imperial Oil Limited)

2 | Page

Imperial Oil Limited has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83.

Beverley A. Babcock Senior Vice-President Finance and Administration Tel: 587-476-5113

October 25, 2016

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Imperial Oil Limited Form 10-K for the fiscal year ended December 31, 2015 Filed February 24, 2016 File No. 0-12014

Dear Mr. Skinner:

On behalf of Imperial Oil Limited, please find enclosed our response to your comments regarding the above filing set forth in your letter of September 8, 2016*. We appreciate your agreement to extend the timing of our response pursuant to the September 12, 2016, letter from Mr. Randy Gillis.

In accordance with the Commission’s October 5, 2016 announcement that “Tandy” representations are no longer needed in filing reviews, the representations requested in the staff’s September 8, 2016 comment letter have not been included in this response.

If you require further clarification, please contact Mr. Jim Burgess, Assistant Controller at Imperial Oil Limited, 505 Quarry Park Boulevard S.E. Calgary, Alberta, Canada, T2C 5N1, phone (587) 476-2582 (email: jim.burgess@exxonmobil.com) or me.

Yours truly,

/s/ Beverley A. Babcock
Beverley A. Babcock
Senior Vice-President, Finance and Administration

(Enclosure)

cc:	J.E. Burgess
(Imperial Oil Limited)

H. Roger Schwall
(Securities and Exchange Commission)

*	Certain confidential portions of this letter have been omitted by means of redacting a portion of the text. The word (Redacted) has been inserted in the place of the portions so omitted. Copies of the letter containing the “redacted” portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

Imperial Oil Limited  505 Quarry Park Boulevard, S.E. Calgary, AB  T2C 5N1

Mr. B. Skinner

U.S. Securities & Exchange Commission

October 25, 2016

Response to Form 10-K comment

Form 10-K for the Fiscal Year Ended December 31, 2015

Business, page 3

Proved Undeveloped Reserves, page 5

1.	The disclosure relating to the changes in your proved undeveloped reserves indicates the “decreased proved undeveloped bitumen reserves in 2015 were “largely” due to the start-up of the Kearl expansion project, resulting in a transfer of proved undeveloped reserves to proved developed reserves.” To comply with Item 1203(b) of Regulation S-K, your disclosure should reconcile the overall change in the net quantities by separately identifying and quantifying each factor that contributed to a material change in your proved undeveloped reserves so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a material change, you should indicate the net amount attributable to each factor.

Please expand your disclosure to quantify the changes in net reserves accompanied by a narrative explanation relating to such individual factors as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions, divestitures and the net reserves converted during 2015 from proved undeveloped to proved developed.

Response

The start-up of the Kearl expansion project represents about 97 percent of the reserves migrated during 2015 from proved undeveloped to proved developed reserves. In light of this significant Kearl revision, Imperial believes all material changes have been addressed and are in compliance with Item 1203(b) of Regulation S-K.

2.	Your disclosure indicates the proved undeveloped reserves that have remained undeveloped for five years or more were not material to the Company’s total proved reserves. Please expand your disclosure to clarify the extent to which those reserves are material to the Company’s total proved undeveloped reserves as of December 31, 2015. As part of your expanded disclosure, clearly explain the reasons for a time period longer than five years to convert these reserves to developed status. Your discussion should relate the anticipated timing of converting these reserves to the associated activities resulting in their conversion to develop status. Refer to Item 1203(d) of Regulations S-K.

Response

We have not provided disclosure pursuant to Item 1203(d) of Regulation S-K in our 2015 Form 10-K as the amounts of proved undeveloped reserves that have remained undeveloped for five years or more were not material compared to the company’s reported proved reserves. If proved undeveloped reserves that have remained undeveloped for five years or more become material, we will disclose in our Form 10-K.

Mr. B. Skinner

U.S. Securities & Exchange Commission

October 25, 2016

Response to Form 10-K comment

At 2015 year-end, 113 million oil-equivalent barrels (MOEB) of Imperial’s reported proved undeveloped reserves have remained undeveloped for five years or more and are all located in the Cold Lake field. This represented about three percent of the company’s reported net proved reserves of 4,227 MOEB at 2015 year-end. Commercial production at Cold Lake started in 1985, and the average net production of bitumen during 2015 was about 139,000 barrels a day or about 52 MOEB for the full year.

The Cold Lake development plan, approved by the Alberta government, is on-going and results in annual movements of proved reserves from the undeveloped to the developed classification as drilling is completed and steam injection is commenced. In 2015, Imperial moved 92 MOEB from proved undeveloped to proved developed reserves at Cold Lake. The company is reasonably certain that the proved undeveloped reserves at Cold Lake will be developed and produced; however, timing can be affected by a number of factors including the capacity and performance of the plants, infrastructure and existing wells. The company’s on-going development activities and production operation have been carefully managed to maximize the productive use of existing facilities. Over time, as capacity in existing facilities to steam, collect and deliver the production becomes available, new wells can be developed and the related undeveloped reserves will then be moved to the developed category. In some cases, this development takes more than five years.

Management’s Discussion and Analysis

Critical Accounting Estimates, page 45

Impact of Oil and Gas Reserves and Prices and Margins on Testing for Impairment, page 46

3.	You disclose that in light of continued weakness in the upstream industry environment in late 2015, you undertook an effort to assess your major long-lived assets most at risk for potential impairment. You further disclose that the results indicate that the future undiscounted cash flows associated with these assets substantially exceed their carrying values, and that the assessment reflects crude and natural gas prices that are generally consistent with the long-term price forecast published by third-party industry experts.

Please tell us in more details the pricing assumptions used in your asset impairment assessment including:

•	The specific prices and time periods used, as well as the basis for each;
•	How the prices reflect the external evidence represented by current prices at and around December 31, 2015, including how they are “generally consistent” with published long-term prices;
•	How the prices were used to develop cash flow projections, both for near-term and longer-term years; and,
•	How the process compared to the prices used in your most recent budgets or forecasts approved by management.

Mr. B. Skinner

U.S. Securities & Exchange Commission

October 25, 2016

Response to Form 10-K comment

Response

The process used by Imperial considers the fundamentals of worldwide energy markets by region each year, seeking to identify long-term trends important to the company’s business. We refer you to the Long-term business outlook on page 32 of Imperial’s 2015 Form 10-K. Through the analysis of long-term energy markets the company develops a range of price assumptions for use in its annual planning and budgeting process. These prices are consistent with those management uses to evaluate investment opportunities and test a project’s economic performance over a wide range of prices. Imperial used the midpoint of the range in its assessment of major long-lived assets in late 2015. Given the long-term nature of the energy business, Imperial’s focus is appropriately weighted more toward long-term market fundamentals than short-term volatility considerations.

Around the end of 2015 and the beginning of 2016 worldwide crude prices had fallen to multi-year lows. Imperial’s management does not believe that lower prices are sustainable if energy is to be delivered with supply security to meet global demand over the long term. Market prices for commodities may occasionally drop below the fully invested cost of production, but with natural decline in current producing assets, prices over the longer term will continue to be driven by the fundamentals requiring a return on investment needed to generate adequate supply to meet demand. Since the lifespan of the company’s major assets are measured in decades, the value of these assets is predominantly based on long-term views of future commodity prices and production costs. While near-term prices are subject to wide fluctuations, longer term price views are more stable and meaningful for purposes of assessing future cash flow projections, which serve as a basis of market value.

A period of low crude prices has a limited impact on longer term price expectations. Since the lows of early 2016, Brent crude prices have risen 50 to 80 percent. As indicated in the table below, the mid-point prices Imperial used for its projection of undiscounted cash flows reflect a gradual rebalancing of supply and demand over the next several years.

As noted above, Imperial reviews energy markets each year and updates its outlook and range of price outlooks as appropriate based on market developments.

(Redacted)

(Redacted)

To develop cash flow projections for the purpose of our 2015 assessment, and in accordance with FASB ASC paragraph 360-10-35-30, Imperial used its long-term view for development activity for each of the assets, consistent with the midpoint of its long-term price outlook. The long-term view included estimates for drilling and / or other development costs, well productivity, and production costs. These parameters yield a projection for long-term volumes generated by the development activity. The midpoint of the company’s price outlook, adjusted as appropriate for quality and location differentials, inflation and regional overlays, was then applied to the volume outlook to develop long-term projections of undiscounted cash flows.

Mr. B. Skinner

U.S. Securities & Exchange Commission

October 25, 2016

Response to Form 10-K comment

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 56

Note 1 – Summary of Accounting Policies – Property, Plant and Equipment

4.	Regarding the disclosure “In the event that the unit-of-production method does not result in an equitable allocation of cost over the economic life of an upstream asset, an alternative such as the straight-line method is used”, tell us the following:

•	Explain to us how you determine whether an allocation of cost is “equitable”;
•	Identify any specific properties to which this policy has been applied, and describe the reasons why the unit-of-production method did not result in an “equitable” allocation of cost; and,
•	Describe the specific alternative methods used for the specific properties to which any such methods were applied.

Response

In Imperial’s Upstream operations, capitalized exploratory, drilling and development costs are amortized using unit-of-production (UOP) rates based on the amount of proved developed reserves. An alternative such as the straight-line method is considered in a limited number of situations where the expected future benefits of the asset do not reasonably correlate with the production of related reserves. In these cases, management judgment must be applied to determine whether use of the unit-of-production method would result in equitable allocation of the asset’s costs to the periods in which the benefits are derived.

The company can envision certain situations where depreciation by a method other than unit-of-production may be appropriate. When crude oil and natural gas prices are in the range seen in early 2016 for an extended period of time, under the SEC definition of proved reserves, certain quantities of oil and natural gas, such as the Kearl oil sands operations, could temporarily not qualify as proved reserves. Amounts that could be required to be de-booked as proved reserves on an SEC basis are subject to being re-booked as proved reserves at some point in the future when price levels recover, costs decline further, or operating efficiencies occur. For properties that continue to produce in the interim, U.S. Generally Accepted Accounting Principles (GAAP) requires the capitalized development costs of the properties to be amortized as units are produced. To the extent that proved reserves are entirely de-booked, the denominator of the unit-of-production calculation would be zero. In the absence of related reserves, used to calculate a meaningful rate, an alternative depreciation method must be determined which most closely matches the cost of the asset with the units produced.

Mr. B. Skinner

U.S. Securities & Exchange Commission

October 25, 2016

Response to Form 10-K comment

As another example, Imperial depreciates certain gas plants and processing facilities using the straight-line method. Over their economic lives, these plants and facilities may process third-party gas from surrounding fields in which Imperial does not have an interest (facility capacity is maintained via other contractual arrangements). In these arrangements, economic benefit is partly related to other compensation such as processing fees. Therefore, the utilization of these plants and facilities does not necessarily fluctuate with the company’s production. In these cases, the straight-line method provides a more equitable allocation of costs over the economic life of the asset. ASC 932-360-35-7 acknowledges that depreciation of gas cycling and processing plants by a method other than the unit-of-production method is appropriate. The largest (by net book value) gas plant and processing facility reported in Imperial’s property, plant, and equipment which is depreciated using the straight-line method is the Kaybob gas plant.

The company uses the straight-line method for certain support equipment and processing assets associated with the bitumen mining operations at Kearl and Syncrude. Unlike typical oil and gas wells, the productive life of mining equipment and hydro-transport lines is more closely related to usage and physical wear and tear over time than to reserves. As such, the expected useful life of these assets may be shorter than the expected life of the mine. Use of the straight-line method results in a depreciation charge that is generally higher than what would be calculated under a unit-of-production methodology and more representative of the useful life consumed in the period. The largest (by net book value) support and processing assets reported in Imperial’s property, plant and equipment which are depreciated using the straight-line method include:

(Redacted)

Mr. B. Skinner

U.S. Securities & Exchange Commission

October 25, 2016

Response to Form 10-K comment

5.	Your disclosure indicates that you do not view “temporarily” low prices or margins as a trigger event for conducting impairment tests. Expand this disclosure to clarify how you determine whether low prices or margins are temporary and to explain how you consider items such as the decrease in your standardized measure between December 31, 2014 and December 31, 2015 or the recurring quarterly losses reported in your ~~US~~ upstream operations during 2015 and the first half of 2016 in assessing whether a triggering event has occurred.

Response

Imperial believes that its 2015 Form 10-K disclosure appropriately explains what factors it considers when determining potential events for impairment evaluations, and believes significant management judgment must be applied when determining whether or not events and circumstances indicate that long-lived assets should be tested for recoverability. Among such events and circumstances could be a prolonged and deep reduction in commodity prices. As noted earlier in the response to question 3, the company develops price assumptions for use in its annual planning and budgeting process. In this context, the term “temporary” means any changes in current or near-term prices that do not result in a significant change to the range of long-term price assumptions, which the company uses for its capital investment decisions. Over the last 25 years, due to political, economic, and technological reasons, both crude and natural gas prices have exhibited significant volatility, with prices reaching, at their highest, levels that were 10 times or more their lowest over the period. In our business where asset values must be measured over decades, Imperial’s focus is appropriately weighted more toward long-term market fundamentals than short-term volatility considerations.

The decrease in the standardized measure between December 31, 2014 and December 31, 2015 did not enter into the company’s consideration regarding whether or not an impairment assessment was warranted. The standardized measure includes only proved reserves and reflects prescriptive assumptions such as use of current year average prices. As such, the company does not believe the standardized measure provides a reliable estimate of expected future cash flows or market value for its major assets, and therefore believes it is not useful for assessing the recoverability of long-lived assets.

The quarterly losses reported by Imperial’s Upstream operations in 2015 and 2016 reflected a general weakness in the industry environment at that time. In light of this, and as noted on page 46 in Imperial’s 2015 Form 10-K filing, the company undertook an effort to assess its major long-lived assets. That assessment did not indicate a projection or forecast of continuing losses, and in fact indicated that future undiscounted cash flows associated with those assets substantially exceeded their carrying value.

Mr. B. Skinner

U.S. Securities & Exchange Commission

October 25, 2016

Response to Form 10-K comment

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page 78

Net Proved Reserves, page 80

6.	Expand your narrative description of the changes in total proved reserves due to revisions for the period ending December 31, 2015 to separately identify and quantify each factor that contributed to the change so that the significant change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. For example, as part of the explanation relating to revisions in previous estimates of reserves, you should identify and quantify such factors as the change caused by commodity prices, including the revision attributable to a change in the royalty obligation, well performance, and all other individual factors as necessary to reconcile the overall change attributable to the line item. Refer to FASB ASC 932-235-50-5.

Response

We believe our narrative disclosure associated with revisions provides an appropriate explanation of the most significant changes, is in compliance with FASB ASC 932-235-50-5, and has been consistently applied throughout the comparative periods. As detailed on page 81 of the 2015 Form 10-K, the disclosure associated with the revisions provides an explanation of the significant changes resulting from price and technical factors. The impacts due to price, including royalty obligations, account for about 70 percent of the total revision. The remaining 30 percent is a technical revision for improved performance demonstrated at Kearl.

7.	Expand your disclosure to include a narrative explanation of the significant changes in total proved reserves consistent with the disclosure of a tabular reconciliation of such changes for the period ending December 31, 2014.

Response

Narrative disclosure of the significant changes in total proved reserves for the year-end 2015 are provided on page 81 of the 2015 Form 10-K. In comparison to the disclosure provided in 2014, reference to “undeveloped” reserves was not included in 2015, since there are no material changes to proved undeveloped reserves other than the transfers to proved developed reserves.